                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13-d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No.____)*

                         Boyd Bros. Transportation Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   103255 10 5
                                 (CUSIP Number)

                                 Gail B. Cooper
                           BBT Acquisition Corporation
                                 3275 Highway 30
                             Clayton, Alabama 36016
                                 (334) 775-1259

        (Name, Address and Telephone Number of Person to Receive Notices
                               and Communications)

                                December 31, 2003

             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                       -----------------------------
CUSIP No. 103255 10 5                                        Page 2 of 12 Pages
          -----------

----------------------------                       -----------------------------

----------------------------------------------------------------------------------------------------------------------
     1.                 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)


                        BBT Acquisition Corporation
----------------------------------------------------------------------------------------------------------------------
     2.                 Check the appropriate Box if a Member of a Group                             (a)   X
                        (See Instructions)                                                           (b)  [ ]



----------------------------------------------------------------------------------------------------------------------
     3.                 SEC Use Only



----------------------------------------------------------------------------------------------------------------------
     4.                 Source of Funds (See Instruction)

                        BK

----------------------------------------------------------------------------------------------------------------------
     5.                 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)



----------------------------------------------------------------------------------------------------------------------
     6.                 Citizenship or Place of Organization

                        Delaware

----------------------------------------------------------------------------------------------------------------------
   Number of                7.       Sole Voting Power
     Shares
  Beneficially
    Owned by
     Each                             0
  Reporting          -------------------------------------------------------------------------------------------------
    Person                  8.       Shared Voting Power
     With

                                      0
                        ----------------------------------------------------------------------------------------------
                             9.       Sole Dispositive Power

                                      0
                        ----------------------------------------------------------------------------------------------
                             10.      Shared Dispositive Power

                                      0
----------------------------------------------------------------------------------------------------------------------
     11.                Aggregate Amount Beneficially Owned by Each Reporting Person


                        1,999,016
----------------------------------------------------------------------------------------------------------------------
     12.                Check if the Aggregate Amount in Row (11) Excludes Certain Shares       X
                        (See Instructions)



----------------------------------------------------------------------------------------------------------------------
     13.                Percent of Class Represented by Amount in Row (11)


                        71.9%
----------------------------------------------------------------------------------------------------------------------
     14.                Type of Reporting Person (See Instructions)


                        CO
----------------------------------------------------------------------------------------------------------------------

----------------------------                       -----------------------------
CUSIP No. 103255 10 5                                        Page 3 of 12 Pages
          -----------

----------------------------                       -----------------------------

----------------------------------------------------------------------------------------------------------------------
     1.                 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)


                        Dempsey Boyd
----------------------------------------------------------------------------------------------------------------------
     2.                 Check the appropriate Box if a Member of a Group                             (a)   X
                        (See Instructions)                                                           (b)  [ ]



----------------------------------------------------------------------------------------------------------------------
     3.                 SEC Use Only



----------------------------------------------------------------------------------------------------------------------
     4.                 Source of Funds (See Instruction)

                        PF

----------------------------------------------------------------------------------------------------------------------
     5.                 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)



----------------------------------------------------------------------------------------------------------------------
     6.                 Citizenship or Place of Organization

                        United States

----------------------------------------------------------------------------------------------------------------------
   Number of                7.       Sole Voting Power
     Shares
  Beneficially
    Owned by
     Each                            1,137,216
  Reporting          -------------------------------------------------------------------------------------------------
    Person                  8.       Shared Voting Power
     With

                                      0
                        ----------------------------------------------------------------------------------------------
                             9.       Sole Dispositive Power

                                      1,137,216
                        ----------------------------------------------------------------------------------------------
                             10.      Shared Dispositive Power

                                      0
----------------------------------------------------------------------------------------------------------------------
     11.                Aggregate Amount Beneficially Owned by Each Reporting Person


                        1,999,016
----------------------------------------------------------------------------------------------------------------------
     12.                Check if the Aggregate Amount in Row (11) Excludes Certain Shares       X
                        (See Instructions)



----------------------------------------------------------------------------------------------------------------------
     13.                Percent of Class Represented by Amount in Row (11)


                        71.9%
----------------------------------------------------------------------------------------------------------------------
     14.                Type of Reporting Person (See Instructions)


                        IN
----------------------------------------------------------------------------------------------------------------------

----------------------------                       -----------------------------
CUSIP No. 103255 10 5                                        Page 4 of 12 Pages
          -----------

----------------------------                       -----------------------------

----------------------------------------------------------------------------------------------------------------------
     1.                 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)


                        Frances S. Boyd
----------------------------------------------------------------------------------------------------------------------
     2.                 Check the appropriate Box if a Member of a Group                             (a)   X
                        (See Instructions)                                                           (b)  [ ]



----------------------------------------------------------------------------------------------------------------------
     3.                 SEC Use Only



----------------------------------------------------------------------------------------------------------------------
     4.                 Source of Funds (See Instruction)

                        PF

----------------------------------------------------------------------------------------------------------------------
     5.                 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)



----------------------------------------------------------------------------------------------------------------------
     6.                 Citizenship or Place of Organization

                        United States

----------------------------------------------------------------------------------------------------------------------
   Number of                7.       Sole Voting Power
     Shares
  Beneficially
    Owned by
     Each                            1,137,216
  Reporting             ----------------------------------------------------------------------------------------------
    Person                  8.       Shared Voting Power
     With

                                      0
                        ----------------------------------------------------------------------------------------------
                             9.       Sole Dispositive Power

                                      1,137,216
                        ----------------------------------------------------------------------------------------------
                             10.      Shared Dispositive Power

                                      0
----------------------------------------------------------------------------------------------------------------------
     11.                Aggregate Amount Beneficially Owned by Each Reporting Person


                        1,999,016
----------------------------------------------------------------------------------------------------------------------
     12.                Check if the Aggregate Amount in Row (11) Excludes Certain Shares       X
                        (See Instructions)



----------------------------------------------------------------------------------------------------------------------
     13.                Percent of Class Represented by Amount in Row (11)


                        71.9%
----------------------------------------------------------------------------------------------------------------------
     14.                Type of Reporting Person (See Instructions)


                        IN
----------------------------------------------------------------------------------------------------------------------

----------------------------                       -----------------------------
CUSIP No. 103255 10 5                                        Page 5 of 12 Pages
          -----------

----------------------------                       -----------------------------



----------------------------------------------------------------------------------------------------------------------
     1.                 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)


                        Gail B. Cooper
----------------------------------------------------------------------------------------------------------------------
     2.                 Check the appropriate Box if a Member of a Group                             (a)   X
                        (See Instructions)                                                           (b)  [ ]


----------------------------------------------------------------------------------------------------------------------
     3.                 SEC Use Only



----------------------------------------------------------------------------------------------------------------------
     4.                 Source of Funds (See Instruction)

                        PF

----------------------------------------------------------------------------------------------------------------------
     5.                 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)


----------------------------------------------------------------------------------------------------------------------
     6.                 Citizenship or Place of Organization


                        United States

----------------------------------------------------------------------------------------------------------------------
   Number of                7.       Sole Voting Power
     Shares
  Beneficially
    Owned by
     Each                            450,900
  Reporting             ----------------------------------------------------------------------------------------------
    Person                  8.       Shared Voting Power
     With

                                      0
                        ----------------------------------------------------------------------------------------------
                             9.       Sole Dispositive Power

                                      450,900
                        ----------------------------------------------------------------------------------------------
                             10.      Shared Dispositive Power

                                      0
----------------------------------------------------------------------------------------------------------------------
     11.                Aggregate Amount Beneficially Owned by Each Reporting Person


                        1,999,016
----------------------------------------------------------------------------------------------------------------------
     12.                Check if the Aggregate Amount in Row (11) Excludes Certain Shares       X
                        (See Instructions)



----------------------------------------------------------------------------------------------------------------------
     13.                Percent of Class Represented by Amount in Row (11)


                        71.9%
----------------------------------------------------------------------------------------------------------------------
     14.                Type of Reporting Person (See Instructions)


                        IN
----------------------------------------------------------------------------------------------------------------------

----------------------------                       -----------------------------
CUSIP No. 103255 10 5                                        Page 6 of 12 Pages
          -----------

----------------------------                       -----------------------------



----------------------------------------------------------------------------------------------------------------------
     1.                 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

                        Ginger B. Tibbs

----------------------------------------------------------------------------------------------------------------------
     2.                 Check the appropriate Box if a Member of a Group                             (a)   X
                        (See Instructions)                                                           (b)  [ ]



----------------------------------------------------------------------------------------------------------------------
     3.                 SEC Use Only



----------------------------------------------------------------------------------------------------------------------
     4.                 Source of Funds (See Instruction)

                        PF

----------------------------------------------------------------------------------------------------------------------
     5.                 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)



----------------------------------------------------------------------------------------------------------------------
     6.                 Citizenship or Place of Organization

                        United States

----------------------------------------------------------------------------------------------------------------------
   Number of                7.       Sole Voting Power
     Shares
  Beneficially
    Owned by
     Each                            410,900
  Reporting             ----------------------------------------------------------------------------------------------
    Person                  8.       Shared Voting Power
     With

                                      0
                        ----------------------------------------------------------------------------------------------
                             9.       Sole Dispositive Power

                                      410,900
                        ----------------------------------------------------------------------------------------------
                             10.      Shared Dispositive Power

                                      0
----------------------------------------------------------------------------------------------------------------------
     11.                Aggregate Amount Beneficially Owned by Each Reporting Person

                        1,999,016

----------------------------------------------------------------------------------------------------------------------
     12.                Check if the Aggregate Amount in Row (11) Excludes Certain Shares       X
                        (See Instructions)



----------------------------------------------------------------------------------------------------------------------
     13.                Percent of Class Represented by Amount in Row (11)

                        71.9%

----------------------------------------------------------------------------------------------------------------------
     14.                Type of Reporting Person (See Instructions)

                        IN

----------------------------------------------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER.

This Schedule 13D relates to the common stock of Boyd Bros. Transportation Inc., a Delaware corporation ("Boyd"), which has its principal executive offices at 3275 Highway 30, Clayton, Alabama 36016.

ITEM 2.           IDENTITY AND BACKGROUND.

(a) This Schedule 13D is being jointly filed by BBT Acquisition Corporation, a Delaware corporation ("Acquisition Co."); Dempsey Boyd; Frances
S. Boyd; Gail B. Cooper; and Ginger B. Tibbs. Dempsey Boyd and Frances Boyd are married, and Gail B. Cooper and Ginger B. Tibbs are the children of Mr. and Mrs. Boyd. Acquisition Co. does not currently engage in any business other than to hold shares of Boyd common stock following contribution of shares by Dempsey Boyd, Frances Boyd, Gail Cooper and Ginger Tibbs. As of the date of this filing, Acquisition Co. does not beneficially own any shares of Boyd common stock, as said shares will be contributed immediately prior to the Merger (as defined below). By signing this Schedule 13D, each of the foregoing persons agrees that it is filed on their respective behalves.

(b) The business address for each filer of this Schedule 13D is 3275 Highway 30, Clayton, Alabama 36016. The business address of the principal office of Acquisition Co. is 3275 Highway 30, Clayton, Alabama 36016.

(c)      (1)      Dempsey Boyd is not currently employed.  Mr. Boyd previously served as a consultant to Boyd pursuant to a consulting agreement which terminated on December 31, 2003.

         (2)      Frances S. Boyd is not currently employed.

         (3) Gail B. Cooper serves as Chief Executive Officer, President and member of the Board of Directors of Boyd. Ms. Cooper also serves as the President and a member of the Board of Directors of Acquisition Co.

         (4)      Ginger B. Tibbs serves as Secretary and Treasurer of Boyd.
Ms. Tibbs also serves as the Secretary and a member of the Board of Directors of Acquisition Co.

(d) During the last five years, none of the filers of this Schedule 13D has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, none of the filers of this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction wherein as a result of such proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Dempsey Boyd, Frances S. Boyd, Gail B. Cooper and Ginger B. Tibbs is a citizen of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of the date of this filing, Acquisition Co. does not beneficially own any shares of Boyd common stock other than due to being part of a "group" as that term is defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Acquisition Co. was formed by Mr. and Mrs.

Boyd, Ms. Cooper and Ms. Tibbs for the purpose of entering into the Merger, and has entered into an agreement with each of Mr. Boyd, Mrs. Boyd, Ms. Cooper and Ms. Tibbs pursuant to which each such individual has agreed to contribute his or her shares of Boyd common stock to Acquisition Co. immediately prior to the effective time of the Merger (the "Contribution Agreement"). The Contribution Agreement is included as EXHIBIT A to this Schedule 13D and is incorporated herein by reference.

The 753,216 shares of Boyd common stock that Mr. Boyd has agreed to contribute to Acquisition Co. prior to any merger of Acquisition Co. with and into Boyd were acquired by Mr. Boyd prior to the initial public offering of Boyd common stock. In 1956, Mr. Boyd was one of the original founders of Boyd. This amount excludes 2,500 shares held as custodian for five grandchildren, as to which shares Mr. Boyd disclaims beneficial ownership.

The 384,000 shares of Boyd common stock that Mrs. Boyd has agreed to contribute to Acquisition Co. prior to any merger of Acquisition Co. with and into Boyd were acquired by Mrs. Boyd prior to the initial public offering of Boyd common stock as a gift from Mr. Boyd.

Ms. Cooper acquired the 407,400 shares of Boyd common stock that she has agreed to contribute to Acquisition Co. prior to any merger of Acquisition Co. with and into Boyd through a combination of: (i) 384,000 shares held prior to the initial public offering of Boyd, and (ii) 23,400 shares obtained upon the exercise of stock options following the initial public offering. The amount of Boyd common stock Ms. Cooper plans to contribute to Acquisition Co. does not include 43,500 shares obtainable by Ms. Cooper within sixty (60) days of December 31, 2003 and 1,000 shares held by a third party custodian for Ms. Cooper's children and as to which shares she disclaims beneficial ownership.

Ms. Tibbs acquired the 389,900 shares of Boyd common stock that she has agreed to contribute to Acquisition Co. prior to any merger of Acquisition Co. with and into Boyd through a combination of: (i) 384,000 shares held prior to the initial public offering of Boyd, and (ii) 5,900 shares obtained upon the exercise of stock options following the initial public offering. The amount of Boyd common stock Ms. Tibbs plans to contribute to Acquisition Co. does not include 21,000 shares obtainable by Ms. Tibbs within sixty (60) days of December 31, 2003 and 1,500 shares held by a third party custodian for Ms. Tibbs' children and as to which she disclaims beneficial ownership.

Acquisition Co., Mr. Boyd, Mrs. Boyd, Ms. Cooper and Ms. Tibbs expect to cause Boyd to enter into a loan relationship with a bank in order to obtain the financing necessary to fund the Merger. The total amount of funds necessary to complete the Merger and to pay the related fees and expenses is estimated to be approximately $8,129,623, and the Merger is conditioned, among other things, on the availability of sufficient funds to pay these amounts. Acquisition Co. expects that the Merger consideration will be funded from a financing from a bank in the form of (i) a revolving credit facility in the amount of $13,000,000, and (ii) a term loan in the amount of $40,000,000. This financing will also replace the current outstanding financing of Boyd. It is expected that any such loan would be secured by all of the assets of Boyd. It is also anticipated that interest rates for the revolver would be approximately 2.75% over LIBOR, and interest rates on the term loan portion at 3.75% over LIBOR. The filers anticipate that the term loan would have a 60 month maturity.

As of the date of filing of this Schedule 13D, none of Acquisition Co., Mr. Boyd, Mrs. Boyd, Ms. Cooper or Ms. Tibbs has entered into a definitive arrangement, including receipt of a commitment letter, with any bank to obtain the financing for the Merger. Negotiations for the financing continue, and the filers do not expect a definitive agreement to be reached until just prior to the effective time of the Merger.

ITEM  4.          PURPOSE OF TRANSACTION.

The filers of this Schedule 13D have formed a group for the purpose of acquiring Boyd by a Merger (the "Merger") of Acquisition Co. with and into Boyd, which will remain as the surviving entity, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated December 31, 2003, executed by Acquisition Co. and Boyd. As a result of the Merger, each outstanding share of Boyd common stock (other than Boyd common stock held by Acquisition Co.) will convert into the right to receive $7.00 in cash. The Merger is subject to approval by Boyd stockholders and other conditions set forth in the Merger Agreement. The Merger Agreement is included as EXHIBIT B to this Schedule 13D and is incorporated herein by reference.

Upon the effectiveness of the Merger, the directors of Acquisition Co. will become the directors of Boyd and the Certificate of Incorporation, as amended and restated pursuant to the Merger Agreement, and By-laws of Boyd will become the Certificate of Incorporation and By-laws of Boyd. The current directors of Acquisition Co. are Gail B. Cooper and Ginger B. Tibbs. Gail B. Cooper also serves as the President of Acquisition Co. and Ginger B. Tibbs serves as Secretary. After the Merger, the common stock of Boyd is expected to be delisted from The Nasdaq Small Cap Market, and Boyd intends to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

The filers of this Schedule 13D beneficially own an aggregate amount of 1,999,016 shares of Boyd common stock, for an aggregate percent of class of 71.9%. Each individual filer beneficially owns shares of Boyd common stock in the following amounts:

BBT Acquisition Corporation:

(a)      (i)      Amount beneficially owned: See Item 9 on Cover Pages.
         (ii)     Percent of class: See Item 11 on Cover Pages.
(b)      Number of shares as to which the person has:
         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.
         (ii)     shared power to vote or to direct the vote: See Item 6 on
                  Cover Pages.
         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.
         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

Acquisition Co. has entered into the Contribution Agreement with each of Mr. Boyd, Mrs. Boyd, Ms. Cooper and Ms. Tibbs pursuant to which each such individual has agreed to contribute his or her shares of Boyd common stock to Acquisition Co. immediately prior to the effective time of the Merger.

(c) Acquisition Co. has not effected any transactions in Boyd common stock during the sixty (60) days prior to the filing date of this Schedule 13D.

(d) and (e)       Not applicable.

Dempsey Boyd:

(a)      (i)      Amount beneficially owned: See Item 9 on Cover Pages.
         (ii)     Percent of class: See Item 11 on Cover Pages.
(b)      Number of shares as to which the person has:
         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.

         (ii) shared power to vote or to direct the vote: See Item 6 on Cover Pages.
         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.
         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

Mr. Boyd has entered into the Contribution Agreement, and has agreed to contribute 753,216 shares of Boyd common stock to Acquisition Co. immediately prior to the effective time of the Merger. Mr. Boyd is deemed to beneficially own an additional 384,000 shares of Boyd common stock beneficially owned by Mrs. Boyd. Mr. Boyd disclaims beneficial ownership over 2,500 shares of Boyd common stock which he holds as custodian for five grandchildren and which shares will not be contributed to Acquisition Co. pursuant to the Contribution Agreement.

(c) Mr. Boyd has not effected any transactions in Boyd common stock during the sixty (60) days prior to the filing date of this Schedule 13D.

(d) and (e)       Not applicable.

Frances S. Boyd:

(a)      (i)      Amount beneficially owned: See Item 9 on Cover Pages.
         (ii)     Percent of class:  See Item 11 on Cover Pages.
(b)      Number of shares as to which the person has:
         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.
         (ii)     shared power to vote or to direct the vote: See Item 6 on
                  Cover Pages.
         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.
         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

Mrs. Boyd has entered into the Contribution Agreement, and has agreed to contribute 384,000 shares of Boyd common stock to Acquisition Co. immediately prior to the effective time of the Merger. Mrs. Boyd is deemed to beneficially own an additional 753,216 shares of Boyd common stock beneficially owned by Mr. Boyd.

(c) Mrs. Boyd has not effected any transactions in Boyd common stock during the sixty (60) days prior to the filing date of this Schedule 13D.

(d) and (e)       Not applicable.

Gail B. Cooper:

(a)      (i)      Amount beneficially owned: See Item 9 on Cover Pages (includes
                  43,500 shares which Ms. Cooper has the right to acquire pursuant to stock options exercisable within sixty
                  (60) days of the filing date of this Schedule 13D).
         (ii)     Percent of class:  See Item 11 on Cover Pages.
(b)      Number of shares as to which the person has:
         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.
         (ii)     shared power to vote or to direct the vote: See Item 6 on
                  Cover Pages.
         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.
         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

Ms. Cooper has entered into the Contribution Agreement, and has agreed to contribute her shares of Boyd common stock to Acquisition Co. immediately prior to the effective time of the Merger. Ms. Cooper disclaims beneficial ownership over 1,000 shares of Boyd common stock held by a third party custodian for Ms. Cooper's children, and which shares will not be contributed to Acquisition Co. pursuant to the Contribution Agreement.

(c) Ms. Cooper has not effected any transactions in Boyd common stock during the sixty (60) days prior to the filing date of this Schedule 13D.

(d) and (e)       Not applicable.

Ginger B. Tibbs:

(a)      (i)      Amount beneficially owned:  See Item 9 on Cover Pages
                  (includes 21,000 shares which Ms. Tibbs has the right to acquire pursuant to stock options exercisable within sixty
                  (60) days of the filing date of this Schedule 13D).
         (ii)     Percent of class: See Item 11 on Cover Pages.
(b)      Number of shares as to which the person has:
         (i)      sole power to vote or to direct the vote: See Item 5 on Cover
                  Pages.
         (ii)     shared power to vote or to direct the vote: See Item 6 on
                  Cover Pages.
         (iii)    sole power to dispose or to direct the disposition of: See
                  Item 7 on Cover Pages.
         (iv)     shared power to dispose or to direct the disposition of: See
                  Item 8 on Cover Pages.

Ms. Tibbs has entered into the Contribution Agreement, and has agreed to contribute her shares of Boyd common stock to Acquisition Co. immediately prior to the effective time of the Merger. Ms. Tibbs disclaims beneficial ownership over 1,500 shares of Boyd common stock held by a third party custodian for Ms. Tibbs' children, and which shares will not be contributed to Acquisition Co. pursuant to the Contribution Agreement.

(c) Ms. Tibbs has not effected any transactions in Boyd common stock during the sixty (60) days prior to the filing date of this Schedule 13D.

(d) and (e)       Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Items 3, 4 and 5.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         Contribution Agreement
         Exhibit B         Agreement and Plan of Merger
         Exhibit C         Power of Attorney for Dempsey Boyd
         Exhibit D         Power of Attorney for Frances S. Boyd

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  January 8, 2004                        BBT ACQUISITION CORPORATION


                                              By:   /S/ GAIL B. COOPER
                                                  ------------------------------
                                                  Name: Gail B. Cooper
                                                  Title: President



                                                     /S/ DEMPSEY BOYD
                                              ----------------------------------
                                                         Dempsey Boyd


                                                     /S/ FRANCES S. BOYD
                                              ----------------------------------
                                                        Frances S. Boyd


                                                     /S/ GAIL B. COOPER
                                              ----------------------------------
                                                         Gail B. Cooper


                                                     /S/ GINGER B. TIBBS
                                              ----------------------------------
                                                        Ginger B. Tibbs

                             CONTRIBUTION AGREEMENT


         THIS CONTRIBUTION AGREEMENT (this "Contribution Agreement"), made effective as of the 31st day of December, 2003 (the "Effective Date"), by and among Dempsey Boyd ("Mr. Boyd"), Frances S. Boyd ("Mrs. Boyd"), Gail B. Cooper ("Ms. Cooper") and Ginger B. Tibbs ("Ms. Tibbs" and, collectively with Mr. Boyd, Mrs. Boyd and Ms. Cooper, the "Affiliated Stockholders"), and BBT Acquisition Corporation, a Delaware corporation wholly owned by the Affiliated Stockholders (the "Acquisition Co.").


                                   WITNESSETH:

         WHEREAS, the Affiliated Stockholders own all of the issued and outstanding common stock of Acquisition Co.;

         WHEREAS, the Affiliated Stockholders own the shares of issued and outstanding common stock of Boyd Bros. Transportation Inc., a Delaware corporation ("Boyd Bros."), set forth opposite their names on Exhibit A hereto, which shares in the aggregate constitute approximately 72% of the issued and outstanding shares of common stock of Boyd Bros.;

         WHEREAS, the Affiliated Stockholders, as majority stockholders of Boyd Bros., intend to enter into a going private transaction with Boyd Bros. and Acquisition Co., whereby Acquisition Co. will merge with and into Boyd Bros. with Boyd Bros. as the surviving corporation (the "Merger");


         WHEREAS, the Affiliated Stockholders, following the effective time of the Merger, shall be the sole stockholders of Boyd Bros. due to their sole ownership of Acquisition Co.;

         WHEREAS, this Contribution Agreement is being entered into simultaneously with the Agreement and Plan of Merger (the "Merger Agreement"), by and between Acquisition Co. and Boyd Bros.;

         WHEREAS, upon the satisfaction of certain conditions contained herein and immediately prior to the effective time of the Merger, as contemplated in this Contribution Agreement, each Affiliated Stockholder shall receive one share of common stock, par value $.01 per share, of Acquisition Co. in exchange for each One Thousand (1,000) shares of Boyd Bros. common stock contributed by such Affiliated Stockholder to Acquisition Co.; and

         WHEREAS, each Affiliated Stockholder agrees to contribute and transfer to Acquisition Co. all of the shares of Boyd Bros. common stock held by such Affiliated Stockholder pursuant to the terms and provisions set forth herein.

         NOW THEREFORE, in consideration of the premises and the mutual transfers described herein, the parties hereto agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

         The following terms shall have the respective meanings set forth below:

         "Acquisition Co." shall have the meaning set forth in the preamble.

         "Affiliated Stockholders" shall have the meaning set forth in the preamble.

         "Boyd Bros." shall have the meaning set forth in the preamble.

         "Contract" shall mean any mortgage, indenture, contract, agreement, instrument, understanding or other arrangement.

         "Contributed Stock" shall have the meaning set forth in Section 2.1.

         "Encumbrances" shall mean any security interests, liens, pledges, claims of third parties, charges, escrows, encumbrances, options, rights of first refusal, transfer restrictions, mortgages, hypothecations, indentures, security agreements or other similar agreements or restrictions, whether written or oral.

         "Exchange Stock" shall have the meaning set forth in Section 2.3.

         "Governmental Entity" shall mean any federal, state, local or foreign government, political subdivision, legislature, court, agency, department, bureau, commission or other governmental regulatory authority, body or instrumentality.

         "Merger" shall mean the merger of Acquisition Co. with and into Boyd Bros. pursuant to the terms of the Merger Agreement.

         "Merger Agreement" shall have the meaning set forth in the Recitals.

         "Person" shall mean an individual, partnership, corporation, trust, limited liability company, unincorporated organization or other entity or a government or agency or political subdivision thereof.

         "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                                    ARTICLE 2
      CONTRIBUTION OF BOYD BROS. STOCK; DELIVERY OF ACQUISITION CO. SHARES

         2.1 Contribution of Common Stock. Upon satisfaction of the conditions contained in Section 2.2, each Affiliated Stockholder, in consideration for receipt of Acquisition Co. shares, shall contribute, transfer, assign, convey and deliver to Acquisition Co., its successors and assigns, forever, effective as of a time immediately prior to the effective time of the Merger in accordance with the terms of the Merger Agreement, all of their right, title and interest in and to all shares of Boyd Bros. common stock owned by them, free and clear of all Encumbrances (the "Contributed Stock").

         2.2 Conditions to Contribution. The obligation of Affiliated Stockholders to contribute the Contributed Stock to Acquisition Co. will be subject to the satisfaction of the following conditions:

                  (a) Stockholders holding a majority of the issued and outstanding common stock of Boyd Bros. shall have approved and adopted the Merger Agreement, at a special meeting of stockholders to take place not later than April 30, 2004;

                  (b) Acquisition Co. shall have immediate access to sufficient funds under any commitment acceptable to Acquisition Co. to enable performance of the obligations of Acquisition Co. under the Merger Agreement; and

                  (c) All of the closing conditions contained in Article 7 of the Merger Agreement shall have been satisfied or waived by the parties to the Merger Agreement.

         2.3 Delivery of Acquisition Co. Shares. Acquisition Co., in exchange for shares of Contributed Stock contributed by the Affiliated Stockholders pursuant to Section 2.1 hereof, shall issue and deliver to each such Affiliated Stockholder the number of shares of common stock, par value $.01 per share, of Acquisition Co. (the "Exchange Stock") equal to the number of shares of Boyd Bros. common stock contributed to Acquisition Co. divided by One Thousand (1,000) (the "Exchange Stock"). The number of shares of Exchange Stock to be issued to each Affiliated Stockholder, based upon their ownership of Boyd Bros. common stock as of the date of this Contribution Agreement, is set forth on Exhibit B hereto.

                                    ARTICLE 3
                REPRESENTATIONS AND WARRANTIES OF ACQUISITION CO.

         Acquisition Co. hereby represents and warrants to the Affiliated Stockholders as follows:

         3.1 Existence and Good Standing. Acquisition Co. is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

         3.2 Authorization; Binding Effect; Valid Issuance of Acquisition Co. Shares. Acquisition Co. has all requisite power and authority to (a) execute, deliver and perform its obligations under this Contribution Agreement and (b) issue the shares of Exchange Stock. This Contribution Agreement has been duly executed and delivered by Acquisition Co. and, assuming due authorization, execution and delivery by each of the Affiliated Stockholders, represents the legal, valid and binding obligation of Acquisition Co., enforceable against Acquisition Co. in accordance with its respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar laws and principals of equity affecting creditors' rights and remedies generally. No further action on the part of Acquisition Co. is or will be required in connection with the transactions contemplated hereby. When issued in accordance with the terms of this Agreement, the shares of Exchange Stock will be duly authorized, validly issued, fully paid and nonassessable.

         3.3 Capitalization. The authorized capital stock of Acquisition Co. consists of 10,000 shares of common stock, par value $.01 per share. After giving effect to the transactions contemplated by this Contribution Agreement, there will be issued and outstanding [______] shares of common stock. All issued and outstanding shares of common stock (a) have been duly authorized and validly issued, (b) are fully paid and nonassessable and (c) were issued in compliance with all applicable state and federal laws concerning the issuance of securities. Sufficient shares of common stock have been duly and validly reserved for issuance upon contribution by the Affiliated Stockholders of the Contributed Stock. There are no outstanding options, warrants, puts, calls, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or agreements of any kind for the purchase or acquisition from Acquisition Co. of any of its securities or other restrictions on the incidents of ownership or transfer created by the charter documents of Acquisition Co. or any agreement to which Acquisition Co. is a party or by which it is bound, other than restrictions on transfer under applicable federal and state securities laws.

         3.4 No Conflict. Neither the execution of this Contribution Agreement nor the performance by Acquisition Co. of its obligations hereunder will (a) violate or conflict with Acquisition Co.'s certificate of incorporation or bylaws or any law, order, judgment or decree (b) violate, conflict with or result in a breach or termination of, or otherwise give any Person additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of any note, deed, lease, instrument, security agreement, mortgage, commitment, contract, agreement, license or other instrument or oral understanding to which Acquisition Co. is a party or (c) result in the creation of any Encumbrance upon any of the assets or properties of Acquisition Co.

         3.5 Consents. No consent, approval or authorization of any Person or Governmental Entity is required in connection with the execution and delivery by Acquisition Co. of this Contribution Agreement or the consummation of the transactions contemplated hereby.

                                    ARTICLE 4
          REPRESENTATIONS AND WARRANTIES OF THE AFFILIATED STOCKHOLDERS

         Each Affiliated Stockholder severally and not jointly represents and warrants, as applied solely to such Affiliated Stockholder, to Acquisition Co. and each other Affiliated Stockholder as follows:

         4.1 Validity and Enforceability. Each Affiliated Stockholder has the capacity to execute, deliver and perform such person's obligations under this Contribution Agreement. This Contribution Agreement has been duly executed and delivered by each Affiliated Stockholder and, assuming due authorization, execution and delivery by Acquisition Co., represents the legal, valid and binding obligation of each Person enforceable against such Person in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance and other similar laws and principals of equity affecting creditors' rights and remedies generally. No further action on the part of such Affiliated Stockholder is or will be required in connection with the transactions contemplated hereby.

         4.2 Title. Each Affiliated Stockholder has good and marketable title to the number of shares of Contributed Stock set forth opposite such Affiliated Stockholder's name on Exhibit A hereto, free and clear of any and all Encumbrances. Upon the consummation of the transactions contemplated by this Contribution Agreement, Acquisition Co. will acquire good and valid title to the Contributed Stock contributed by such Affiliated Stockholder, free and clear of all Encumbrances.

         4.3 No Conflict. The execution and delivery of this Contribution Agreement by such Affiliated Stockholder does not, and the performance by such Affiliated Stockholder of his or her obligations under this Contribution Agreement and the consummation of the transactions contemplated hereby will not
(a) violate, conflict with or result in a breach or termination of, or otherwise give any Person additional rights or compensation under, or the right to terminate or accelerate, or constitute (with notice or lapse of time, or both) a default under the terms of any note, deed, lease, instrument, security agreement, mortgage, commitment, contract, agreement, license or other instrument or oral understanding to which such Affiliated Stockholder is a party, (b) result in the creation of any Encumbrance upon the Contributed Stock or any of the assets or properties of such Affiliated Stockholder or (c) require such Affiliated Stockholder to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of any Contract to which such Affiliated Stockholder is a party or by which any of his or her properties is bound.

         4.4 Consents. No consent, approval or authorization of any Person or Governmental Entity is required in connection with the execution and delivery by such Affiliated Stockholder of this Contribution Agreement or the consummation of the transactions contemplated hereby.

         4.5      Plan and Agreement of Merger.

         4.6 Investment Representations. Each Affiliated Stockholder hereby acknowledges the following:

                  (a) (i) The shares of Exchange Stock have not been registered under the Securities Act, nor qualified under the securities laws of any other jurisdiction, (ii) the shares of Exchange Stock cannot be resold unless they subsequently are registered under the Securities Act and qualified under applicable state securities laws, unless Acquisition Co. or its successor determines that exemptions from such registration and qualification requirements are available, and (iii) such Affiliated Stockholder has no right to require such registration or qualification;

                  (b) The shares of Exchange Stock to be acquired by the Affiliated Stockholders pursuant to this Contribution Agreement will be acquired for such Affiliated Stockholder's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the shares of Acquisition Co. common stock will not be disposed of in contravention of the Securities Act or any applicable state securities laws;

                  (c) Each Affiliated Stockholder is an "accredited investor" as defined in Rule 501(a) under the Securities Act. Each Affiliated Stockholder has substantial knowledge and experience in financial and business matters, has specific experience making investment decisions of a similar nature, and is capable, without the use of a financial advisor, of utilizing and analyzing the information made available in connection with the acquisition of the Exchange Stock and of evaluating the merits and risks of an investment in the Exchange Stock;

                  (d) Each Affiliated Stockholder has carefully reviewed and understands the risks of, and other considerations relating to, an investment in the Exchange Stock;

                  (e) Each Affiliated Stockholder confirms that such Affiliated Stockholder (i) is familiar with Acquisition Co. and (ii) has had an opportunity to ask questions of the officers and directors of Acquisition Co. and to obtain such information about the business and financial condition of Acquisition Co. as such Person has reasonably requested; and

                  (f) No Affiliated Stockholder has received or is relying upon any written offering literature or prospectus other than this Contribution Agreement. Further, no Affiliated Stockholder has received or is relying upon any oral representations which are in any manner inconsistent with the written information contained in this Contribution Agreement.

                                    ARTICLE 5
                                  MISCELLANEOUS

         5.1 Termination. This Contribution Agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms. In the event of the termination of this Contribution Agreement in accordance with this
Section 5.1, each of the undersigned, on behalf of the undersigned and their respective affiliates, hereby fully, finally and forever releases, discharges, quit claims and covenants not to sue and otherwise agrees not to enforce any claim, cause of action, right, title or interest against any other party hereto, including their respective affiliates, successors and assigns, of, from and with respect to any claims, counterclaims, debts, covenants, agreements, obligations, liabilities, actions or demands of any kind relating to the transactions contemplated by this Contribution Agreement and the Merger Agreement.

         5.2 Entire Agreement. This Contribution Agreement constitutes the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

         5.3 No Assignment. The rights and obligations of the parties under this Contribution Agreement may not be assigned without the prior written consent of the other parties.

         5.4 Applicable Law. This Contribution Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Alabama, without giving effect to principles of conflicts of law.

         5.5 Severability. Any provision of this Contribution Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Contribution Agreement, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

         5.6 Headings and Counterparts. The headings in this Contribution Agreement are for convenience of reference only and shall not constitute a part of this Contribution Agreement, nor shall they affect the meaning, construction or effect of this Contribution Agreement. This Contribution Agreement may be executed in two or more counterparts and by the parties in separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

         5.7 Further Assurances; Cooperation. Each of the parties hereto shall execute and deliver or cause to be executed and delivered to the other party all such further certificates, instruments and documents and take such other action as may be reasonably required to effectively carry out fully the intentions of the parties and accomplish the transaction contemplated herein.

         5.8 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Contribution Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party will be entitled to an injunction or restraining order to prevent breaches of this Contribution Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Contribution Agreement, at law or in equity.


                     [REMAINDER OF PAGE INTENTIONALLY BLANK]

         IN WITNESS WHEREOF, Acquisition Co. has caused this Contribution Agreement to be executed by its duly authorized representative and the Affiliated Stockholders have executed this Contribution Agreement effective as of the day and year set forth in the preamble above.


                                           BBT ACQUISITION CORPORATION


                                    By            /S/ GAIL B. COOPER
                                       -----------------------------------------
                                                    Gail B. Cooper
                                                     Its President




                                                   /S/ DEMPSEY BOYD
                                       -----------------------------------------
                                                     Dempsey Boyd



                                                  /S/ FRANCES S. BOYD
                                       -----------------------------------------
                                                    Frances S. Boyd



                                                   /S/ GAIL B. COOPER
                                       -----------------------------------------
                                                     Gail B. Cooper



                                                  /S/ GINGER B. TIBBS
                                       -----------------------------------------
                                                    Ginger B. Tibbs

                                                                       EXHIBIT A
                                                       To Contribution Agreement

                             AFFILIATED STOCKHOLDERS


         Stockholders                                Shares

         Dempsey Boyd                                753,216
         Frances S. Boyd                             384,000
         Gail B. Cooper                              407,400
         Ginger B. Tibbs                             389,900

                          AGREEMENT AND PLAN OF MERGER

                                 BY AND BETWEEN

                         BOYD BROS. TRANSPORTATION INC.

                                       AND

                           BBT ACQUISITION CORPORATION

                          DATED AS OF DECEMBER 31, 2003

                                TABLE OF CONTENTS

                                    ARTICLE 1

                                   THE MERGER

1.1      The Merger.....................................................       5
1.2      The Closing....................................................       5
1.3      Effective Time.................................................       5
1.4      Effect of the Merger...........................................       6

                                    ARTICLE 2

                            THE SURVIVING CORPORATION

2.1      Certificate of Incorporation of the Surviving Corporation......       6
2.2      By-Laws of the Surviving Corporation...........................       6
2.3      Directors of the Surviving Corporation.........................       6
2.4      Officers of the Surviving Corporation..........................       6

                                    ARTICLE 3

          EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
             CORPORATIONS; CANCELLATION AND CONVERSION OF SECURITIES

3.1      Conversion of Company Common Stock.............................       6
3.2      Capital Stock of Mergerco......................................       7
3.3      Cancellation of Treasury Stock and Mergerco Owned Stock........       7
3.4      Exchange of Certificates.......................................       7
3.5      Stock Options..................................................       9
3.6      Dissenting Shares..............................................      10

                                    ARTICLE 4

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

4.1      Organization and Qualification.................................      11
4.2      Authorization and Enforceability...............................      11
4.3      Certificate of Incorporation and By-laws.......................      12
4.4      Capitalization.................................................      12
4.5      Consents and Approvals.........................................      12
4.6      Company Action.................................................      13
4.7      State Takeover Laws............................................      13
4.8      Vote Required..................................................      13
4.9      Fairness Opinion...............................................      14
4.10     No Finders.....................................................      14
4.11     Proxy Statement................................................      14

                                    ARTICLE 5

                   REPRESENTATIONS AND WARRANTIES OF MERGERCO

5.1      Organization and Qualification.................................      14
5.2      Authorization..................................................      14
5.3      Consents and Approvals.........................................      15
5.4      No Finders.....................................................      15
5.5      Proxy Statement................................................      15
5.6      No Other Assets or Liabilities.................................      15
5.7      Certificate of Incorporation and By-Laws.......................      15

                                    ARTICLE 6

                                    COVENANTS

6.1      Conduct of Business of the Company.............................      16
6.2      Conduct of Business of Mergerco................................      16
6.3      No Solicitation................................................      16
6.4      Company Stockholders Meeting...................................      18
6.5      Proxy Statement and Schedule 13E-3.............................      19
6.6      Access to Information..........................................      20
6.7      Approvals and Consents; Cooperation............................      21
6.8      Take-over Statutes; Inconsistent Actions.......................      21
6.9      Financing......................................................      21
6.10     Expenses.......................................................      21
6.11     Further Actions................................................      22
6.12     Officers' and Directors' Indemnification.......................      22
6.13     Notification of Certain Matters................................      23
6.14     Payment of Fees for Special Committee and Advisors.............      23

                                    ARTICLE 7

                               CLOSING CONDITIONS

7.1      Conditions to Obligations of Mergerco and the Company..........      23
7.2      Conditions to Obligations of Mergerco..........................      24
7.3      Conditions to Obligations of the Company.......................      25

                                    ARTICLE 8

                           TERMINATION AND ABANDONMENT

8.1      Termination....................................................      25
8.2      Effect of Termination..........................................      27
8.3      Expense Reimbursement..........................................      27
8.4      No Penalty; Costs of Collection................................      28

                                    ARTICLE 9

                               GENERAL PROVISIONS

9.1      Non-Survival of Representations, Warranties and Covenants......      28
9.2      Amendment and Modification.....................................      28
9.3      Waiver.........................................................      28
9.4      Notices........................................................      29
9.5      Assignment.....................................................      30
9.6      Governing Law..................................................      30
9.7      Knowledge......................................................      30
9.8      Interpretation.................................................      30
9.9      Publicity......................................................      30
9.10     Entire Agreement...............................................      31
9.11     Severability...................................................      31
9.12     Specific Performance...........................................      31
9.13     Counterparts...................................................      31

                          AGREEMENT AND PLAN OF MERGER

         THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is dated December 31, 2003, by and between BOYD BROS. TRANSPORTATION INC., a Delaware corporation (the "Company"), and BBT ACQUISITION CORPORATION, a Delaware corporation ("Mergerco")

         WHEREAS, Mergerco was incorporated on December 31, 2003, for the sole purpose of entering into the transactions contemplated by this Agreement;

         WHEREAS, as of the date hereof there are four shares of common stock of Mergerco issued and outstanding;

         WHEREAS, Dempsey Boyd, Frances S. Boyd, Gail B. Cooper and Ginger B. Tibbs each own one share of common stock of Mergerco;

         WHEREAS, the stockholders of the Company named on Exhibit A (collectively, the "Affiliated Stockholders") have agreed to contribute their shares of common stock, par value $0.001 per share, of the Company ("Company Common Stock") to Mergerco in exchange for a number of whole and fractional shares of common stock of Mergerco equal to the number of shares of Company Common Stock contributed to Mergerco divided by One Thousand (1,000), such contribution to take place after the last of the conditions set forth in Section
7.2 has been fulfilled or waived but prior to the Effective Time (as defined in Section 1.3); and

         WHEREAS, at the Effective Time (as defined in Section 1.3), Mergerco will be merged with and into the Company, with the Company as the surviving corporation, on the terms and conditions set forth in this Agreement and the Delaware General Corporation Law (the "Merger"); and

         WHEREAS, pursuant to the Merger, each share of Company Common Stock (other than shares owned by Mergerco or any of the Affiliated Stockholders) will be converted into the right to receive $7.00 in cash per share; and

         WHEREAS, a special committee of the Board of Directors of the Company consisting solely of independent directors (the "Special Committee") has (i) determined that the Merger is fair to the holders of shares of Company Common Stock (other than Mergerco or any of the Affiliated Stockholders), (ii) received an opinion from Legg Mason, Inc. that the consideration to be paid in the Merger is fair to the holders of shares of the Company Common Stock (other than Mergerco or any of the Affiliated Stockholders) from a financial point of view,
(iii) has determined that this Agreement, the Merger and the transactions contemplated by this Agreement are in the best interests of the Company and its stockholders (other than Mergerco or any of the Affiliated Stockholders), and
(iv) has recommended to the Board of Directors of the Company that the Board of Directors declare the advisability of this Agreement and approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement; and

         WHEREAS, based on the recommendation of the Special Committee, the Board of Directors of the Company has adopted resolutions declaring the advisability of this Agreement and has determined that this Agreement and the Merger and the other transactions contemplated by this Agreement are in the best interests of the Company and its stockholders (other than Mergerco or any of the Affiliated Stockholders) and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement; and

         WHEREAS, the Company and Mergerco desire to make certain representations, warranties and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe various conditions to the Merger;

         NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows:

                                   ARTICLE 1
                                   THE MERGER

         1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware ("DGCL"), at the Effective Time (as defined in Section 1.3), Mergerco will be merged with and into the Company, whereupon the separate corporate existence of Mergerco will cease, and the Company will continue as the surviving corporation in the Merger (the "Surviving Corporation") under the laws of the State of Delaware under the name "Boyd Bros. Transportation Inc."

         1.2 The Closing. The closing of the Merger (the "Closing") will take place at 10:00 a.m., Central Time, on a date to be specified by the parties which will be no later than the second Business Day (as defined below) after the satisfaction or waiver (subject to applicable law) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date (as defined below)), set forth in Article 7, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "Closing Date"). The Company (acting through the Special Committee) will as promptly as practicable notify Mergerco, and Mergerco will as promptly as practicable notify the Company, when the conditions to such party's obligation to effect the Merger contained in Article 7 have been satisfied. For purposes of this Agreement, a "Business Day" will mean any day that is not a Saturday, a Sunday or other day on which the offices of the Secretary of State of the State of Delaware are closed.

         1.3 Effective Time. At the Closing, the Company and Mergerco will file, or cause to be filed, with the Secretary of State of the State of Delaware, a certificate of merger (the "Certificate of Merger") in accordance with the DGCL, in such form as is required by, and executed in accordance with, the relevant provisions of, the DGCL. The parties will take such other and further actions as may be required by law to make the Merger effective. The Merger will become effective at such time as the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or, if agreed to by the Company and Mergerco, at such later time or date as is set forth in the Certificate of Merger (the "Effective Time").

         1.4 Effect of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Mergerco will vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Mergerco will become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

                                    ARTICLE 2
                            THE SURVIVING CORPORATION

         2.1 Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the Certificate of Incorporation of the Company, amended and restated as set forth on Exhibit B, will be the certificate of incorporation of the Surviving Corporation.

         2.2 By-Laws of the Surviving Corporation. At the Effective Time, the By-Laws of the Company, as in effect immediately prior to the Effective Time, will be the By-Laws of the Surviving Corporation until thereafter amended in accordance with applicable law, the provisions of the Certificate of Incorporation of the Surviving Corporation and the provisions of such By-Laws.

         2.3 Directors of the Surviving Corporation. The directors of Mergerco immediately prior to the Effective Time will be the directors of the Surviving Corporation until the earlier of their respective deaths, resignations or removals or until their respective successors are duly elected and qualified, as the case may be.

         2.4 Officers of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation until the earlier of their respective deaths, resignations or removals or until their respective successors are duly elected or appointed and qualified, as the case may be.

                                    ARTICLE 3
                EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
            CONSTITUENT CORPORATIONS; CANCELLATION AND CONVERSION OF
                                   SECURITIES

         3.1 Conversion of Company Common Stock. At the Effective Time, subject to the provisions of this Agreement (including without limitation this Section 3.1 and Sections 3.4 and 3.6), automatically by virtue of the Merger and without any further action on the part of Mergerco, the Company or any holder of any share of capital stock of the Company or Mergerco, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock owned by Mergerco or any of the Affiliated Stockholders and other than the Dissenting Shares (as defined in Section 3.6)) will be converted into the right to receive in cash, without interest, an amount equal to $7.00 (the "Merger Consideration"). At the Effective Time, all such shares of Company Common Stock so converted into Merger Consideration will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificates in accordance with Section 3.4.

         3.2 Capital Stock of Mergerco. At the Effective Time, automatically by virtue of the Merger and without any further action on the part of Mergerco, the Company or any holder of any share of capital stock of the Company or Mergerco, each share of common stock, par value $0.01 per share, of Mergerco issued and outstanding immediately prior to the Effective Time will be converted into and become a number of fully paid and non-assessable shares of common stock, par value $0.001 per share, of the Surviving Corporation equal to the number of whole and fractional shares of Mergerco common stock to be so converted. Such shares of common stock will constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation at the Effective Time. Company Common Stock owned by Mergerco or any of the Affiliated Stockholders immediately prior to the Effective Time will be cancelled and cease to exist in accordance with Section 3.3.

         3.3 Cancellation of Treasury Stock and Mergerco Owned Stock. At the Effective Time, automatically by virtue of the Merger and without any further action on the part of Mergerco, the Company or any holder of any share of capital stock of the Company or Mergerco, each share of Company Common Stock issued and held immediately prior to the Effective Time in the Company's treasury and each share of Company Common Stock that is owned by Mergerco or any of the Affiliated Stockholders (the "Cancelled Shares") will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

         3.4      Exchange of Certificates

                  (a) Prior to the Effective Time, Mergerco will (i) designate SunTrust Bank or other commercial bank or trust company to act as the paying agent (the "Paying Agent") for the benefit of holders of shares of Company Common Stock (other than the Cancelled Shares and the Dissenting Shares) in the Merger and Mergerco will enter into an agreement with the Paying Agent pursuant to which, after the Effective Time, the Paying Agent will distribute the Merger Consideration on a timely basis, and (ii) irrevocably deposit or cause to be deposited with the Paying Agent cash in an amount required with respect to the conversion of shares of Company Common Stock at the Effective Time pursuant to Section 3.1 and this Section 3.4 as share certificates are surrendered (such cash being hereinafter referred to as the "Exchange Fund"). The Paying Agent must, pursuant to irrevocable instructions, deliver the cash contemplated to be paid pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.4(g), the Exchange Fund must not be used for any other purpose.

                  (b) As promptly as reasonably practicable after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each holder of record of a certificate or certificates (to the extent such certificates have not already been submitted to the Paying Agent) which immediately prior to the Effective Time represented outstanding shares (other than Cancelled Shares and Dissenting Shares) of Company Common Stock (the "Certificates") (i) a letter of transmittal (which will be in customary form and will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Paying Agent and will be in such form and have such other provisions as the Surviving Corporation and the Paying Agent will reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the aggregate Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificates will have been converted into the right to receive pursuant to this Agreement.

                  (c) Upon surrender to the Paying Agent of a Certificate for cancellation, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Paying Agent pursuant to such instructions, the holder of such Certificate will be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate, to be distributed as soon as practicable after the Effective Time (after giving effect to any required tax withholding) in each case without interest, and the Certificate so surrendered will immediately be cancelled. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration may be issued to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.4, each Certificate will be deemed at all times after the Effective Time for all purposes to represent only the right to receive upon such surrender the Merger Consideration with respect to each share of Company Common Stock formerly represented thereby.

                  (d) Cash paid upon conversion of the shares of Company Common Stock in accordance with the terms hereof will be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Common Stock and, following the Effective Time, there will be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they will be cancelled and exchanged as provided in this Section 3.4. From and after the Effective Time, holders of Certificates will cease to have any rights as stockholders of the Company, except for the right to receive upon the surrender of such Certificates, in accordance with this Section 3.4, the Merger Consideration with respect to each share of Company Common Stock formerly represented by such Certificates or as otherwise provided by law.

                  (e) To the extent permitted by applicable law, any portion of the Exchange Fund (plus any interest and other income received by the Paying Agent in respect of such funds) which remains undistributed to the holders of shares of Company Common Stock twelve months after the Effective Time will be delivered to the Surviving Corporation, upon demand, and any holders of shares of Company Common Stock who have not theretofore complied with this
Section 3.4 must thereafter look, as general creditors, only to the Surviving Corporation for the Merger Consideration, without interest. Any portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock three years after the Effective Time (or such earlier date, as is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity) will, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any person previously entitled thereto.

                  (f) Notwithstanding any other provision in this Section 3.4, neither the Paying Agent nor the Surviving Corporation will be liable to any holder of shares of Company Common Stock for any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

                  (g) The Paying Agent or, at any time after twelve months following the Effective Time, the Surviving Corporation will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold from such payment under the Internal Revenue Code of 1986, as amended (the "Code"), or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Paying Agent or the Surviving Corporation, as applicable, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made.

                  (h) If any Certificate has been lost, stolen or destroyed, upon the delivery to the Paying Agent of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration for each share of Company Common Stock represented by such Certificate.

                  (i) The Paying Agent will invest the Exchange Fund as directed by the Surviving Corporation (so long as such directions do not impair the rights of the holders of Company Common Stock) in direct obligations of, or money market funds substantially all the assets of which are invested in direct obligations of, the United States of America or any agency the obligations of which are backed by the full faith and credit of the United States of America. Any interest and other income resulting from such investments will be paid to the Surviving Corporation, and no interest or other income will be paid or accrued on the Merger Consideration to the holders of Company Common Stock.

         3.5      Stock Options

                  (a) Not later than 30 days prior to the Effective Time, the Company will send a notice (the "Option Notice") to all holders of outstanding options to purchase shares of Company Common Stock (the "Company Options") (other than any of the Affiliated Stockholders) heretofore granted under any stock option plan, program or arrangement of the Company or under any stock option agreement, including, without limitation, the Company's 1994 Stock Option Plan (the "Company Stock Plan"): (i) specifying that such options will not be assumed and will be terminated in connection with the Merger, and (ii) specifying that any Company Options outstanding as of the Effective Time will thereafter represent only the right to receive the consideration, if any, specified in Section 3.5(c) in accordance with this Agreement.

Any provision of this Section 3.5 to the contrary not withstanding, all Company Options held by the Affiliated Stockholders will be terminated in connection with the Merger and the holders thereof shall not receive the consideration specified in Section 3.5(c) or other consideration for such terminated Company Options.

                  (b) The Company will permit each holder of a Company Option who desires to exercise all or any portion of such Company Option following receipt of the Option Notice to exercise such Company Option prior to the Effective Time.

                  (c) Each Company Option outstanding as of the Effective Time will by virtue of the Merger, and without any action on the part of the holder thereof, be converted into, and represent only, the right to receive (net of applicable withholding taxes) an amount in cash equal to the excess, if any, of (i) the product of the Merger Consideration multiplied by the number of shares of Company Common Stock which are issuable upon exercise of such Company Option (regardless of whether such Company Option is vested or not) immediately prior to the Effective Time over (ii) the exercise price of those shares of Company Common Stock subject to such Company Option. The aggregate amount payable with respect to each such Company Option pursuant to this Section 3.5(c) will hereinafter be referred to as the "Option Cash-Out Amount."

                  (d) Promptly following the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each holder (as of the Effective Time) of a Company Option which was converted into the right to receive the Option Cash-Out Amount pursuant to Section 3.5(c) hereof, (i) a letter of transmittal (which will be in such form and have such other provisions as the Surviving Corporation may reasonably specify), and (ii) instructions for use in receiving cash payable in respect of such Company Options. Upon the delivery of such letter of transmittal by or on behalf of a holder of a Company Option, duly completed and validly executed in accordance with the instructions thereto, together with the documentation representing the Company Options surrendered thereby, to the Paying Agent, such holder of a Company Option will be entitled to receive the Option Cash-Out Amount payable to it in respect of such Company Option pursuant to Section 3.5(c).

         3.6 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, to the extent (if at all) that holders of Company Common Stock are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL or any successor provision (the "Dissenting Shares"), will not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares will be entitled to receive from the Company such consideration as will be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder will have failed to perfect or will effectively withdraw or lose his or her right to appraisal and payment under the DGCL, each share of Company Common Stock held by such holder will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, upon the surrender of the Certificate representing such share of Company Common Stock pursuant to Section 3.4, and such shares will not be deemed to be Dissenting Shares. The Company will give Mergerco (i) prompt notice of any written notices or demands for appraisal of Company Common Stock received by the Company and (ii) the opportunity to participate and direct all negotiations and proceedings with respect to any such demands or notices. The Company will not, without the prior written consent of Mergerco, make any payment with respect to, or settle, offer to settle, or otherwise negotiate any such demands.

                                    ARTICLE 4
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         Except as set forth in the disclosure schedule delivered by the Company to Mergerco prior to execution of this Agreement (the "Company Disclosure Schedule"), which identifies by section number the provision of this Agreement to which such exception or qualification relates, the Company represents and warrants to Mergerco as of the date hereof as follows:

         4.1 Organization and Qualification. The Company and each subsidiary of the Company (referred to herein as a "Company Subsidiary") is a corporation duly organized, validly existing, and in good standing under the laws of its respective jurisdiction of incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each Company Subsidiary is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary and where the failure to qualify could reasonably be expected to have a Company Material Adverse Effect (as defined below). "Company Material Adverse Effect" means any effect, change, event, circumstance or condition that, individually or in the aggregate with all similar effects, changes, events, circumstances or conditions, has or would reasonably be expected to have (i) a material adverse effect on the business (including its prospects), operations, assets, properties, results of operations, or financial condition of the Company and the Company Subsidiaries, (ii) the effect of preventing or materially delaying the consummation of the Merger or otherwise has or would reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under this Agreement, or (iii) a material adverse effect on the ability of the Surviving Corporation to conduct such business (as presently conducted) following the Effective Time.

         4.2 Authorization and Enforceability. The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the necessary approval of this Agreement and the Merger by its stockholders, the requisite corporate power and authority to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Company's Board of Directors (based upon the recommendation of the Special Committee) and, subject to obtaining the approval of the Company's stockholders as contemplated by Section 7.1(a), no other corporate action on the part of the Company or any Company Subsidiary is necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Mergerco, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and rules of law governing specific performance, injunctive relief, or other equitable remedies.

         4.3 Certificate of Incorporation and By-laws. The Company has heretofore furnished or made available to Mergerco a complete and correct copy of the Certificate of Incorporation and the By-laws of the Company and the Certificate of Incorporation, By-laws or equivalent organizational documents of each Company Subsidiary, each as in full force and effect as of the date hereof.

         4.4 Capitalization. The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.001 per share ("Company Preferred Stock"). As of the date hereof, (a) 2,711,393 shares of Company Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (b) 1,358,247 shares of Company Common Stock are held in the treasury of the Company, (c) no shares of Company Common Stock are held by the Company Subsidiaries, and (d) 449,650 shares of Company Common Stock are reserved for future issuance pursuant to the exercise of outstanding Company Options. As of the date hereof, no shares of Company Preferred Stock are issued and outstanding. Except as set forth in this Section 4.4 or as set forth in Section
4.4 of the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Company Subsidiary. Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable. In no event will the aggregate number of shares of Company Common Stock outstanding at the Effective Time (including all shares subject to then outstanding Company Options or other rights to acquire or commitments to issue shares of Company Common Stock) exceed 4,519,290.

         4.5 Consents and Approvals. Subject to (i) compliance with any applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state takeover or securities laws, and the rules of any stock exchange or any other listing organization that are applicable to the Company,
(ii) approval by the Company's stockholders, (iii) the filing and recordation of the Certificate of Merger as required by the DGCL, (iv) compliance with Section 262 of the DGCL regarding appraisal rights of the Company's stockholders, and
(v) any items disclosed on the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company and the consummation of the transactions contemplated hereby will not: (a) violate any provision of the Certificate of Incorporation or By-Laws of the Company or any Company Subsidiary; (b) violate any statute, rule, regulation, order, or decree of any federal, state, local, or foreign body or authority by which the Company or any Company Subsidiary or any of their respective properties or assets may be bound;
(c) require any filing with or permit, consent, or approval of any federal, state, local, or foreign administrative, governmental or regulatory body or authority (a "Governmental Entity"); or (d) result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any material benefit under, or give rise to any right of termination, cancellation, increased payments, or acceleration under, or result in the creation of any lien, charge, security interest, pledge or encumbrance of any kind or nature (any of the foregoing being a "Lien") on any of the properties or assets of the Company or any Company Subsidiary under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit, authorization, agreement, or other instrument or obligation to which the Company or any Company Subsidiary is a party, or by which it or any of its properties or assets may be bound, except, (x) in the cases of clauses (b) or (c), where such violation, failure to make any such filing or failure to obtain such permit, consent or approval, could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (y) in the case of clause (d), for any such violations, breaches, defaults, or other occurrences that could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

         4.6      Company Action

                  (a) The Special Committee, at a meeting duly called and held, has (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company, (ii) recommended that the Board of Directors of the Company approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iii) recommended that the Company's stockholders approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

                  (b) The Board of Directors of the Company, at a meeting duly called and held or by action by written consent, has (i) declared the advisability of this Agreement, (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and approved this Agreement, the Merger and the other transactions contemplated by this Agreement, (iii) recommended that the Company's stockholders approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement, and (iv) duly and validly authorized this Agreement, the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and, subject to the approval and adoption of this Agreement by the stockholders of the Company, the consummation of the Merger.

         4.7 State Takeover Laws. The approval of this Agreement and the transactions contemplated hereby by the Company's Board of Directors and the Special Committee are sufficient so that neither the restrictions on "business combinations" set forth in Section 203(a) of DGCL nor the provisions of any other "fair price," "moratorium," "control share acquisition," or other similar anti-takeover statute or regulation nor the provisions of any applicable anti-takeover provisions in the Certificate of Incorporation or By-Laws of the Company will apply to this Agreement or any of the transactions contemplated by this Agreement.

         4.8 Vote Required. Except for the vote required to satisfy the condition set forth in Section 7.1(a), and except for any vote required under applicable law, the current Certificate of Incorporation of the Company or the rules of any stock exchange or other listing organization that are applicable to the Company, the affirmative vote of the holders of a majority of the shares of Company Common Stock outstanding and entitled to vote thereon on the record date established by the Board of Directors of the Company in accordance with the By-Laws of the Company, applicable law and this Agreement is the only vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the Merger.

         4.9 Fairness Opinion. The Special Committee has received a written opinion from Legg Mason, Inc., financial advisor to the Special Committee, dated as of the date hereof, to the effect that, subject to the qualifications and limitations stated therein, the Merger Consideration to be received by the holders of shares of the Company Common Stock in the Merger (other than Mergerco or any of the Affiliated Stockholders) as provided herein is fair to such holders from a financial point of view.

         4.10 No Finders. Except for the engagement letter between the Special Committee and Legg Mason, Inc., dated August 21, 2003, a copy of which has been provided to Mergerco prior to the date of this Agreement, no act of the Company or any Company Subsidiary has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated herein.

         4.11 Proxy Statement. The information supplied by the Company included in the Proxy Statement (as defined below) and the Schedule 13E-3 (as defined below) will not, at (i) the time the Proxy Statement and the Schedule 13E-3 is filed with the Securities and Exchange Commission (the "SEC"); (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders' Meeting (as defined below) and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein, in light of the circumstances under which they were made, or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made in or incorporated by reference therein based on information supplied by or on behalf of Mergerco specifically for inclusion or incorporation by reference therein.

                                    ARTICLE 5
                   REPRESENTATIONS AND WARRANTIES OF MERGERCO

         Except as set forth in the disclosure schedule delivered by Mergerco to the Company prior to execution of this Agreement, which identifies by section number the provision of this Agreement to which such exception or qualification relates, Mergerco represents and warrants to the Company as of the date hereof as follows:

         5.1 Organization and Qualification. Mergerco is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted. Mergerco is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary.

         5.2 Authorization. Mergerco has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Mergerco and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the

Board of Directors of Mergerco and by the stockholders of Mergerco, and no other corporate proceedings on the part of Mergerco are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Mergerco and constitutes the valid and binding obligation of Mergerco, enforceable against it in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and rules of law governing specific performance, injunctive relief, or other equitable remedies.

         5.3 Consents and Approvals. Subject to (i) compliance with any applicable requirements of the Securities Act, the Exchange Act and state takeover and securities laws, (ii) the filing and recordation of the Certificate of Merger as required by the DGCL, and (iii) compliance with Section 262 of the DGCL regarding appraisal rights of the Company's stockholders, the execution and delivery of this Agreement by Mergerco and the consummation of the transactions contemplated hereby will not: (a) violate any provision of the Articles or Certificate of Incorporation or By-Laws of Mergerco; (b) violate any statute, rule, regulation, order, or decree of any federal, state, local or foreign body or authority by which Mergerco or any of its properties or assets may be bound;
(c) require any filing with or permit, consent, or approval of any Governmental Entity; or (d) require any consent under or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration of the performance required thereunder) under any of the terms, conditions or provisions of any contract, agreement, instrument or any obligation to which Mergerco is a party or by which any of its properties or assets is bound.

         5.4 No Finders. No act of Mergerco has given or will give rise to any claim against any of the parties hereto for a brokerage commission, finder's fee, or other like payment in connection with the transactions contemplated herein.

         5.5 Proxy Statement. The information supplied by or on behalf of Mergerco included in the Schedule 13E-3 or for inclusion in the Proxy Statement will not, at (i) the time the Proxy Statement and the Schedule 13E-3 is filed with the SEC; (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time of the Company Stockholders' Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

         5.6 No Other Assets or Liabilities. Mergerco was formed on December 31, 2003. Mergerco has no assets or liabilities as of the date of this Agreement other than the initial capital contributed to Mergerco by the Affiliated Stockholders and its obligations related to the transactions contemplated by this Agreement. Mergerco has no subsidiaries.

         5.7 Certificate of Incorporation and By-Laws. Mergerco has heretofore furnished or made available to the Company a complete and correct copy of the Certificate of Incorporation and By-Laws of Mergerco.

                                    ARTICLE 6
                                    COVENANTS

         6.1 Conduct of Business of the Company. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time or the earlier termination of this Agreement, neither the Company nor any Company Subsidiary will, without the prior written consent of Mergerco:

                  (a) amend or otherwise change its Certificate of Incorporation or By-laws or other organizational documents;

                  (b) except as set forth in Section 6.1(b) of the Company Disclosure Schedule, issue, sell or grant, or authorize the issuance, sale or grant of any shares of capital stock of any class of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company or any Company Subsidiary (except for the issuance of shares of Company Common Stock pursuant to the exercise of Company Options outstanding on the date of this Agreement);

                  (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than dividends and distributions by a Company Subsidiary to its parent in accordance with applicable law;

                  (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

                  (e) take, or agree to commit to take, or fail to take any action that would make any representation, warranty, covenant or agreement of the Company contained herein inaccurate or breached such that the conditions in
Section 7.2 will not be satisfied at, or as of any time prior to, the Effective Time; or

                  (f) enter into, or publicly announce an intention to enter into, any contract, agreement, commitment, plan or arrangement to, or otherwise agree or consent to do any of the foregoing actions set forth in this
Section 6.1.

         6.2 Conduct of Business of Mergerco. From the date of this Agreement to the Effective Time, Mergerco will not take, or agree to commit to take, or fail to take any action that would make any representation, warranty, covenant or agreement of Mergerco contained herein inaccurate or breached such that the conditions in Section 7.3 will not be satisfied at, or as of any time prior to, the Effective Time.

         6.3      No Solicitation

                  (a) Subject to the provisions of this Section 6.3, the Company will not, and will cause its Company Subsidiaries and its and their officers, directors, employees, financial advisors, counsel, representatives and agents (collectively, "Representatives") not to, (i) directly or indirectly, solicit, initiate, knowingly encourage or otherwise facilitate the making of an Acquisition Proposal (as defined below), (ii) engage in or knowingly encourage in any way negotiations or discussions concerning, or provide any non-public information to, any Third Party (as defined below) relating to an Acquisition Proposal, or which may reasonably be expected to lead to an Acquisition Proposal, or (iii) agree to, recommend or endorse any Acquisition Proposal; provided, however, that nothing contained in this Section 6.3 or in any other provision of this Agreement will prohibit the Company or the Company's Board of Directors or the Special Committee from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any disclosures to the Company's stockholders, which in the good faith judgment of the board of directors of the Company or the Special Committee, after taking into advice from outside counsel, is required under applicable law.

                  (b) Notwithstanding the provisions of Section 6.3(a), this Agreement will not prohibit the Company's Board of Directors or the Special Committee from, prior to the date on which the Company's stockholders adopt this Agreement in accordance with the DGCL, furnishing nonpublic information to, or entering into discussions or negotiations with, any Third Party that makes a bona fide Superior Proposal that did not result from the Company's violation of
Section 6.3(a), if, and only to the extent that, (i) the Special Committee determines in good faith, after consultation with its legal counsel, that failure to furnish such information or to participate in such negotiations or discussions with respect to a Superior Proposal would be a breach of the fiduciary duties of the Board of Directors of the Company or the Special Committee to the Company's stockholders imposed by applicable law; (ii) prior to first furnishing nonpublic information to, or first entering into substantive discussions and negotiations with, such Third Party after the date hereof, the Company (A) provides written notice of at least two Business Days to Mergerco to the effect that it intends to furnish information to, or enter into discussions or negotiations with, such Third Party (which notice includes copies of any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry), and naming and identifying the Third Party making the Acquisition Proposal, and (B) receives from such Third Party an executed confidentiality agreement with customary terms and conditions; and
(iii) the Company promptly informs Mergerco of the status and the material terms and conditions and all other material information with respect to any such discussions or negotiations (including any amendments or proposed amendments).

                  (c) As used in this Agreement, the term "Acquisition Proposal" means any offer or proposal for (i) a transaction or series of related transactions pursuant to which any person (or "group" of persons as such term is defined under Section 13(d) of the Exchange Act) other than Mergerco (a "Third Party") acquires 10% or more of the outstanding shares of Company Common Stock or voting power (or of securities or rights convertible into or exercisable for such shares of Company Common Stock or voting power), including without limitation a tender offer or an exchange offer which, if consummated, would result in a Third Party acquiring 10% or more of the outstanding shares of Company Common Stock or voting power (or of securities or rights convertible into or exercisable for such shares of Company Common Stock or voting power),
(ii) a merger or other business combination involving the Company other than the transactions contemplated by this Agreement, or (iii) any other transaction pursuant to which any Third Party would acquire control of assets (including for this purpose the outstanding equity securities of any Company Subsidiary) of 10% or more of the net revenues or assets of the Company.

                  (d) As used in this Agreement, a "Superior Proposal" means any unsolicited, bona fide offer made by a Third Party to acquire all of the outstanding shares of Company Common Stock beneficially owned by stockholders of the Company or to acquire substantially all of the assets of the Company on terms that the Special Committee has reasonably and in good faith determined, after consultation with its financial advisors and outside counsel, to be more favorable to the Company's stockholders (other than Mergerco or any of the Affiliated Stockholders) than the Merger, taking into account all relevant factors (including whether, in the good faith judgment of the Special Committee, such Third Party is able to finance the transaction and obtain all required regulatory approvals).

                  (e) Upon execution of this Agreement, the Company will immediately terminate all discussions with Third Parties, if any, concerning any Acquisition Proposal and will request that such Third Parties promptly return any confidential information furnished by the Company in connection with any Acquisition Proposal. The Company will not waive any provision of any confidentiality, standstill or similar agreement entered into with any Third Party regarding any Acquisition Proposal and prior to the Closing will enforce all such agreements in accordance with their terms. Notwithstanding the foregoing, such discussions may be reinstated or waivers may be provided if the conditions of this Section 6.3 are otherwise satisfied.

                  (f) Nothing contained in this Section 6.3 will (i) permit the Company to terminate this Agreement (except as specifically provided in Article 8 hereof), or (ii) permit the Company to enter into any agreement providing for an Acquisition Proposal (other than the confidentiality agreement as provided and in the circumstances and under the conditions set forth above) for as long as this Agreement remains in effect.

         6.4      Company Stockholders Meeting

                  (a) The Company will take all action necessary in accordance with the DGCL and the Company's Certificate of Incorporation and By-laws to cause a meeting of its stockholders (the "Company Stockholders' Meeting") to be duly called and held to consider and vote upon the approval and adoption of this Agreement and the Merger, and the Company will use its commercially reasonable efforts to hold the Company Stockholders' Meeting as soon as practicable after the date of this Agreement. The Board of Directors of the Company, based upon the recommendation of the Special Committee, will, subject to Section 6.4(b), recommend such approval and adoption of this Agreement and the Merger by the Company's stockholders as provided herein and will use its commercially reasonable efforts to solicit such approval, including, without limitation, timely mailing the Proxy Statement, unless the Special Committee determines in good faith, after consultation with its legal counsel, that such recommendation or solicitation would be a breach of the Company's Board of Directors' or the Special Committee's fiduciary duties to the Company's stockholders imposed by applicable law.

                  (b) Neither the Board of Directors of the Company nor the Special Committee will withdraw, modify or change in a manner adverse to Mergerco, its recommendation to the Company's stockholders unless the Board of Directors of the Company or the Special

Committee has received a Superior Proposal and (i) the Company has complied with the terms of Section 6.3 in all material respects, including, without limitation, the requirement in Section 6.3 that it notify Mergerco after its receipt of such Superior Proposal, and (ii) the Special Committee determines in good faith, after consultation with its legal counsel, that such withdrawal or modification is required under applicable law in order for the Board of Directors of the Company and the Special Committee to comply with their fiduciary duties to the Company's stockholders. Any withdrawal, change or modification of the recommendation of the Company's Board of Directors or the Special Committee in accordance with the previous sentence will not constitute a breach of the Company's representations, warranties, covenants or agreements contained in this Agreement. Unless this Agreement is previously terminated in accordance with Article 8, the Company will submit this Agreement to its stockholders at the Company Stockholders' Meeting in accordance with Section 6.4(a) even if the Board of Directors of the Company or the Special Committee has withdrawn, modified or changed its recommendation of this Agreement or the transactions contemplated by this Agreement and will not postpone or adjourn such meeting or the vote by the Company's stockholders upon this Agreement and the Merger to another date without Mergerco's approval.

         6.5      Proxy Statement and Schedule 13E-3

                  (a) As promptly as practicable after the execution of this Agreement, the Company and Mergerco will cooperate to prepare a Rule 13E-3 Transaction Statement (together with any amendments thereto, the "Schedule 13E-3") and the Company will prepare and file with the SEC a proxy statement (together with any amendments thereto, the "Proxy Statement") relating to the Company Stockholders' Meeting. Mergerco and the Company will cooperate with each other in the preparation of the Proxy Statement. Both Mergerco and the Company will cause the Schedule 13E-3 to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder, the rules and regulations of any stock exchange or other listing organization that may be applicable and the DGCL. The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder, the rules and regulations of any stock exchange or other listing organization that may be applicable and the DGCL. Both the Company and Mergerco will furnish to each other all information concerning the Company or Mergerco each may reasonably request in connection with such actions and the preparation of the Schedule 13E-3 and the Proxy Statement. Mergerco will be given a reasonable opportunity to review and comment on all filings by the Company with the SEC in connection with the transactions contemplated hereby, including the Proxy Statement and any amendment or supplement thereto, and all mailings to the Company's stockholders in connection with the transaction contemplated by this Agreement. The Company will be given a reasonable opportunity to review and comment on all filings by Mergerco with the SEC in connection with the transactions contemplated hereby, including the Schedule 13E-3 and any amendment or supplement thereto. The Company, with the cooperation of Mergerco, will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to each of the Company's stockholders as promptly as practicable after the compliance with SEC filing requirements and, if necessary, satisfactory resolution of SEC comments. The Company will also promptly as practicable file, and, if required, mail to the Company's stockholders, any amendment to the Proxy Statement which may become necessary after the date the Proxy Statement is first mailed to the Company's stockholders. The Company and Mergerco will also promptly as practicable file any amendment to the Schedule 13E-3 which may become necessary after the date the Schedule 13E-3 is first filed with the SEC.

                  (b) No amendment or supplement to the Proxy Statement or the Schedule 13E-3 will be made by the Company without the approval of Mergerco, which approval will not be unreasonably withheld, conditioned or delayed. The Company will advise Mergerco promptly after it receives notice thereof of any request by the SEC or any stock exchange or other listing organization that may be applicable for amendment of the Proxy Statement or the Schedule 13E-3 or comments thereon and responses thereto or requests by the SEC for additional information.

                  (c) The Proxy Statement will include the recommendation of the Board of Directors of the Company to the stockholders of the Company that they vote in favor of the adoption of this Agreement and the Merger, except as otherwise provided in Section 6.3 or 6.4 of this Agreement.

                  (d) If at any time prior to the Effective Time any event or circumstances relating to the Company or any of the Company Subsidiaries, or their respective officers and directors (other than Dempsey Boyd, Gail B. Cooper and Ginger B. Tibbs), should be discovered by the Company that should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3, the Company will promptly inform Mergerco. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act.

                  (e) If at any time prior to the Effective Time any event or circumstance relating to Mergerco or its officers and directors should be discovered by Mergerco that should be set forth in an amendment or a supplement to the Schedule 13E-3 or the Proxy Statement, Mergerco will promptly inform the Company. All documents that Mergerco is responsible for filing with the SEC in connection with the transactions contemplated hereby will comply as to form in all material respects with the applicable requirements of the DGCL, the Securities Act and the Exchange Act.

         6.6 Access to Information. Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or any of the Company Subsidiaries is a party (in which case the Company will use all commercially reasonable efforts to provide acceptable alternative arrangements, not in violation of such agreement or arrangement, for disclosure to Mergerco or its advisors) or pursuant to applicable law, the Company will afford to Mergerco and to Mergerco's accountants, officers, directors, employees, counsel, and other representatives reasonable access during normal business hours upon reasonable prior notice, from the date hereof through the Effective Time, to all of its properties, books, data, contracts, commitments, and records, and, during such period, the Company will furnish promptly to Mergerco all information concerning the Company's and the Company Subsidiaries' businesses, prospects, properties, liabilities, results of operations, financial condition, officers, employees, consultants, distributors, customers, suppliers, and others having dealings with the Company as Mergerco may reasonably request.

         6.7 Approvals and Consents; Cooperation. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to cooperate with each other and to use all commercially reasonable efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including, without limitation, (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations, submissions of information, applications and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining and maintenance of all necessary consents, approvals, permits, authorizations and other confirmations or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, investigating or challenging this Agreement or the consummation of any of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and
(iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement.

         6.8 Take-over Statutes; Inconsistent Actions. If any "fair price," "moratorium," "control share," "business combination," "shareholder protection" or similar or other anti-takeover statute or regulation enacted under any state or Federal law becomes applicable to the Merger or any of the other transactions contemplated hereby, the Company, the Special Committee and the Board of Directors of the Company will grant such approvals and take all such actions as are within its authority and are reasonable so that the Merger and the other transactions contemplated hereby and thereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise use all commercially reasonable efforts to eliminate the effects of such statute or regulation on the Merger and the transactions contemplated hereby and thereby. The Company has not and, during the term of this Agreement will not, adopt, effect or implement any "shareholders' rights plan," "poison pill" or similar arrangement.

         6.9 Financing. Mergerco and the Company will use commercially reasonable efforts to (i) consummate such financing as Mergerco may deem necessary and appropriate in order to finance the Merger (the "Financing") on or before the Closing Date, and (ii) execute and deliver definitive agreements with respect to the Financing as may be deemed necessary and appropriate by Mergerco (the "Definitive Financing Agreements") on or before the Closing Date. The Company will use its commercially reasonable efforts to assist and cooperate with Mergerco to satisfy on or before the Closing Date all of the conditions to closing the transactions constituting the Financing that are applicable to the Company.

         6.10 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, subject to Section 8.3.

         6.11 Further Actions. Subject to the terms and conditions herein provided and without being required to waive any conditions herein (whether absolute, discretionary, or otherwise), each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement will take all such necessary action.

         6.12     Officers' and Directors' Indemnification

                  (a) The Company and the Surviving Corporation agree that all rights to indemnification and all limitations on liability existing in favor of any individual who on or at any time prior to the Effective Time was a director, officer, employee or agent of the Company (an "Indemnified Person") in respect of acts or omissions of such Indemnified Person on or prior to the Effective Time (including, without limitation, acts or omissions in connection with the transactions contemplated by this Agreement), as provided in the Certificate of Incorporation or By-Laws of the Company or any agreement between an Indemnified Person and the Company in effect as of the date of this Agreement, will continue in full force and effect in accordance with its terms and will not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the individuals who on or at any time prior to the Effective Time was a director, officer, employee or agent of the Company, and the Surviving Corporation will honor all such indemnification provisions.

                  (b) The Surviving Corporation will, at its election, either: (i) cause to be maintained in effect the Company's current directors' and officers' liability insurance policy with respect to claims arising from facts or events that occurred at or prior to the Effective Time (including, without limitation, facts or events that occurred in connection with the transactions contemplated by this Agreement); (ii) extend the discovery or reporting period under the Company's current policy for six years from the Effective Time to maintain in effect directors' and officers' liability insurance with respect to claims arising from facts or events that occurred at or prior to the Effective Time (including, without limitation, facts or events that occurred in connection with the transactions contemplated by this Agreement) for those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms no less favorable than the terms of such current insurance policy; or (iii) substitute coverage under other policies providing coverage on terms and conditions that are no less advantageous to such persons than the Company's current insurance with respect to claims arising from facts or events that occurred at or prior to the Effective Time (including, without limitation, facts or events that occurred in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Surviving Corporation be required to expend for any such coverage an amount per year in excess of 150% of the annual premium currently paid by the Company for such insurance or replacement insurance or to expend for an extended period reporting endorsement a total amount in excess of 300% of the annualized cost of the Company's current policy.

                  (c) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person or entity and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.12.

                  (d) The provisions of this Section 6.12 are intended to be for the benefit of, and will be enforceable by, each Indemnified Person and his or her heirs and representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

         6.13 Notification of Certain Matters. The Company will give prompt written notice to Mergerco, and Mergerco will give prompt written notice to the Company, of (a) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained herein to be untrue or inaccurate in any material respect at or prior to the Effective Date and (b) any material failure of the Company or Mergerco, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.13 will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

         6.14 Payment of Fees for Special Committee and Advisors. At the Closing, the Company will pay in full all amounts owed to the members of the Special Committee and their legal and financial advisors in connection with the Merger, provided that such amounts are provided for pursuant to the terms and conditions of the agreements entered into with such members and advisors.

                                    ARTICLE 7
                               CLOSING CONDITIONS

         7.1 Conditions to Obligations of Mergerco and the Company. The respective obligations of each party to consummate the Merger and to consummate the other transactions contemplated by this Agreement to occur on the Closing Date will be subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived by the party for whose benefit such conditions exist, in whole or in part, to the extent permitted by applicable law:

                  (a) This Agreement, the Merger and the transactions contemplated hereby will have been approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock in accordance with the Company's Certificate of Incorporation, By-Laws and the DGCL.

                  (b) No Governmental Entity or court of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any law, rule, regulation or order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

                  (c) All consents, approvals, authorizations legally required to be obtained to consummate the Merger will have been obtained from all Governmental Entities or persons as applicable and will be final (in the case of any consent or waiver from a Governmental Entity) and in full force and effect as of the Closing, except for such consents, approvals and authorizations the failure of which to obtain could not reasonably be expected to have a Company Material Adverse Effect.

                  (d) The fairness opinion of Legg Mason, Inc. referred to in Section 4.9 shall not have been withdrawn, revoked, terminated or modified at or prior to the Effective Time.

         7.2 Conditions to Obligations of Mergerco. The obligation of Mergerco to consummate the Merger will be subject to the fulfillment or waiver by Mergerco at or prior to the Closing of the following additional conditions:

                  (a) Each representation and warranty of the Company contained in this Agreement shall be true and correct on the date hereof and as of the Closing Date as though such representations and warranties were made on such date (except those representations and warranties that address matters only as of a particular date will remain true and correct as of such date), except for any inaccuracies that have not had, and could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, notwithstanding the foregoing, this Section 7.2(a) will not be considered fulfilled or satisfied if the representation and warranty set forth in the last sentence of Section 4.4 is incorrect by more than 1,000 shares as of the Closing Date. For purposes of this Section 7.2(a), all representations and warranties contained in Article 4 qualified by "Company Material Adverse Effect" or reference to "material" or "in all material respects" or like variations will not be deemed so qualified.

                  (b) The Company shall have performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

                  (c) The Company shall have obtained all permits, authorizations, consents, and approvals required on its part to perform its obligations under, and consummate the transactions contemplated by, this Agreement, in form and substance satisfactory to Mergerco, except for such permits, authorizations, consents and approvals the failure of which to obtain could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and Mergerco will have received evidence reasonably satisfactory to it of the receipt of such permits, authorizations, consents, and approvals.

                  (d) Since the date of this Agreement, there will not have occurred or come into existence any change, event, occurrence, state of facts or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

                  (e) The Company shall have delivered to Mergerco duly adopted resolutions of the Board of Directors of the Company approving the execution, delivery and performance of this Agreement, and resolutions of the stockholders of the Company in accordance with the

Company's Certificate of Incorporation, By-laws and the DGCL pursuant to which the vote of at least a majority of the outstanding shares of Company Common Stock was obtained in each case certified by the Secretary or Assistant Secretary of the Company.

                  (f) The funding under the Definitive Financing Agreements shall have occurred or Mergerco will otherwise have immediate access to sufficient funds under any other commitment acceptable to Mergerco to enable Mergerco to pay the aggregate Merger Consideration, to pay any cash amounts payable to the holders of Company Options pursuant to Section 3.5 and Section 3.6, to pay the anticipated fees and expenses related to the Merger and to perform any other obligations under this Agreement.

                  (g) Holders of no more than 5% of the outstanding Company Common Stock shall have exercised appraisal rights.

                  (h) Mergerco shall have received a certificate signed by an appropriate officer of the Company, dated the Closing Date, to the effect that, to the best of such officer's knowledge, the conditions set forth in sections 7.2 (a), (b), (c), (d), (e) and (g) have been satisfied.

         7.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger will be subject to the fulfillment or waiver by the Company at or prior to the Closing of the following additional conditions:

                  (a) Each representation and warranty of Mergerco contained in this Agreement shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date as though such representations and warranties were made on such date (except those representations and warranties that address matters only as of a particular date will remain true and correct as of such date).

                  (b) Mergerco shall have performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Mergerco on or prior to the Closing Date.

                  (c) The Company shall have received a certificate signed by an appropriate officer of Mergerco, dated the Closing Date, to the effect that, to the best of such officer's knowledge, the conditions set forth in sections 7.3 (a) and (b) have been satisfied.

                                    ARTICLE 8
                           TERMINATION AND ABANDONMENT

         8.1 Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company as provided in Section 7.1(a), only:

                  (a) by mutual written consent duly authorized by the Board of Directors of Mergerco and the Special Committee of the Company;

                  (b) by either Mergerco or the Company (acting through the Special Committee) if the Merger has not been consummated on or before April 30, 2004; provided, however, that the party wishing to terminate under this Section 8.1(b) has not breached in any material respect its obligations under this Agreement in any manner that was the proximate cause of, or resulted in, the failure to consummate the Merger by such date;

                  (c) by either Mergerco or the Company (acting through the Special Committee) if a court of competent jurisdiction or an administrative, governmental, or regulatory authority has issued a final nonappealable order, decree, or ruling, or taken any other action, having the effect of permanently restraining, enjoining, or otherwise prohibiting the Merger;

                  (d) by either Mergerco or the Company (acting through the Special Committee) if, at the Company Stockholders' Meeting, the requisite vote of the Company's stockholders for approval and adoption of this Agreement and the Merger is not obtained as contemplated by Section 7.1(a), except that the right to terminate this Agreement under this Section 8.1(d) will not be available to any party whose failure to perform any obligation under this Agreement has been the proximate cause of, or resulted in, the failure to obtain the requisite vote of the stockholders of the Company;

                  (e) by Mergerco if (i) the Company has breached its obligations under Section 6.3 in any material respect, or (ii) the Board of Directors of the Company or the Special Committee has recommended to the stockholders of the Company any Acquisition Proposal or will have resolved or announced an intention to do so, or (iii) the Board of Directors of the Company or the Special Committee has withdrawn or modified in a manner adverse to Mergerco its approval or recommendation of the Merger, or (iv) a tender offer or exchange offer for 10% or more of the outstanding shares of Company Common Stock is announced or commenced, and either (A) the Board of Directors of the Company or the Special Committee recommends acceptance of such tender offer or exchange offer by the Company's stockholders or (B) within 10 Business Days after such tender offer or exchange offer is so commenced, the Board of Directors of the Company or the Special Committee fails to recommend against acceptance of such tender offer or exchange offer by the Company's stockholders;

                  (f) by Mergerco if (i) Mergerco is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by the Company of any of its representations, warranties or obligations under this Agreement such that the conditions in Section 7.2 hereof will not be satisfied; provided, however, that if such a breach is curable by the Company and such cure is reasonably likely to be accomplished prior to the applicable date specified in Section 8.1(b), then, for so long as the Company continues to exercise commercially reasonable efforts to accomplish such cure, Mergerco may not terminate this Agreement under this Section 8.1(f);

                  (g) by the Company (acting through the Special Committee) if (i) the Company is not in material breach of its obligations under this Agreement and (ii) there has been a material breach by Mergerco of any of its representations, warranties or obligations under this Agreement such that the conditions in Section 7.3 hereof will not be satisfied provided, however, that if such a breach is curable by Mergerco and such cure is reasonably likely to be accomplished prior to the applicable date specified in Section 8.1(b), then, for so long as

Mergerco continues to exercise commercially reasonable efforts to accomplish such cure, the Company may not terminate this Agreement under this Section 8.1(g);

                  (h) by the Company (acting through the Special Committee) if, prior to approval of the Merger by the Company's stockholders as contemplated in Section 7.1(a) and as a result of a Superior Proposal, the Special Committee determines, in its good faith judgment based as to legal matters on the advice of legal counsel and as to financial matters on consultation with its financial advisor, that the failure to terminate this Agreement and accept such Superior Proposal would be a breach of the fiduciary duties of the Company's Board of Directors or the Special Committee; provided, however, that before the Company may terminate this Agreement pursuant to this
Section 8.1(h), the Company must give notice to Mergerco of the proposed termination under Section 8.1(h) and Mergerco, within five (5) days of receipt of such notice, will have the right, in its sole discretion, to offer to amend this Agreement to make an offer that is at least as favorable to the stockholders of the Company as the Superior Proposal and the Company will negotiate in good faith with Mergerco with respect to such proposed amendment; provided, further, that if Mergerco and the Company are unable to reach an agreement with respect to the Mergerco's proposed amendment within such five (5) day-period, the Company may terminate this Agreement pursuant to this Section 8.1(h);

                  (i) by Mergerco if holders of more than 5% of the outstanding Company Common Stock exercise appraisal rights; or

                  (j) by Mergerco if there has occurred or come into existence a change, event, occurrence, state of facts or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

         8.2 Effect of Termination. The party desiring to terminate this Agreement will give written notice of such termination to the other party. Except for any material breach of this Agreement by any party hereto (which breach and liability therefore will not be affected by the termination of this Agreement or the payment of any Reimbursable Expenses (as defined in Section 8.3 hereof)), if this Agreement is terminated pursuant to Section 8.1 hereof, this Agreement will become void and of no effect with no liability on the part of any party hereto; provided, however, that notwithstanding such termination the agreements contained in Sections 8.2, 8.3, 8.4 and Article 9 hereof will survive the termination hereof.

         8.3      Expense Reimbursement

                  (a) The Company agrees to reimburse Mergerco, in immediately available funds by wire transfer to an account designated by Mergerco, an amount equal to Mergerco's out-of-pocket costs and expenses (which are reasonably documented) that are reasonably incurred in connection with this Agreement, the Merger and the transactions contemplated hereby (including without limitation, all reasonable legal, accounting and financial advisory fees and expenses incurred by Mergerco) (collectively, the "Reimbursable Expenses") if:

                           (i)      this Agreement is terminated by Mergerco
pursuant to Section 8.1(c), 8.1(e), 8.1(f), 8.1(i) or 8.1(j) hereof; or

                           (ii)     this Agreement is terminated by Mergerco or
the Company pursuant to Section 8.1(b) hereof; or

                           (iii)    this Agreement is terminated by the Company
pursuant to Section 8.1(h) hereof.

                  (b) The Company will pay the Reimbursable Expenses required to be paid pursuant to Section 8.3(a) hereof (if all conditions thereto have been satisfied) (i) on the date of termination of this Agreement by the Company, (ii) not later than five Business Days after termination of this Agreement by Mergerco.

         8.4 No Penalty; Costs of Collection. The Company acknowledges that the agreements contained in Section 8.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, Mergerco would not enter into this Agreement. If the Company fails to pay promptly any amounts due pursuant to Section 8.3, the Company will also pay Mergerco's reasonable costs and expenses (including legal fees and expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment, together with interest on the amount of the unpaid fee under Section 8.3, accruing from its due date, at an interest rate per annum equal to two percentage points in excess of the prime commercial lending rate quoted by the Wall Street Journal. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

                                    ARTICLE 9
                               GENERAL PROVISIONS

         9.1 Non-Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate delivered pursuant to this Agreement by any person will terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section
9.1 will not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Sections 6.6, 6.11, 6.12, 8.2, 8.3, 8.4 and Article 9.

         9.2 Amendment and Modification. This Agreement may be amended by the parties hereto by action taken by or on behalf of the Special Committee of the Company and the Board of Directors of Mergerco at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the stockholders of the Company as provided herein, no amendment may be made which would reduce the amount or change the type of consideration to be received by the stockholders of the Company pursuant to the Merger or otherwise adversely affect the rights of the Company's stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

         9.3 Waiver. Except as otherwise provided herein, at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

         9.4 Notices. All notices and other communications hereunder will be in writing and will be deemed given (a) on the date of delivery if delivered personally, or upon confirmation of receipt if delivered by telecopy, facsimile or email, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder must be delivered as set forth below, or pursuant to instructions as may be designated in writing by the party to receive such notice:

                  (a)      If to the Company, to:

                           Boyd Bros. Transportation Inc
                           3275 Highway 30
                           Clayton, Alabama 36016
                           Facsimile: (334) 775-9310

                           with a copy to:

                           The Special Committee of the Board of Directors of
                             the Company
                           Attn: Stephen J. Silverman
                           11231 Phillips Industrial Blvd.
                           Jacksonville, Florida 32256
                           Facsimile: (904) 880-1913

                           and:

                           LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           50 North Laura Street, Suite 2800
                           Jacksonville, Florida 32202
                           Attention: Pamela K. Phillips, Esq.
                           Facsimile: (904) 366-1559

                  (b)      if to Mergerco, to:

                           BBT Acquisition Corporation
                           3275 Highway 30
                           Clayton, Alabama 36016
                           Facsimile: (334) 775-9310

                           with a copy to:

                           Bradley Arant Rose & White LLP
                           One Federal Place

                           1819 Fifth Avenue North
                           Birmingham, AL 35203-2104
                           Attention: Denson N. Franklin III
                           Facsimile: (205) 521-8800

         9.5 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests, or obligations hereunder will be assigned by any of the parties hereto without the prior written consent of the other parties, nor is this Agreement intended to confer upon any other person except the parties hereto any rights or remedies hereunder, except that Article 3 and Section 6.12 of this Agreement will inure to the benefit of the persons identified therein.

         9.6 Governing Law. This Agreement will be construed in accordance with and governed by the law of the State of Delaware (without giving effect to choice of law principles thereof).

         9.7 Knowledge. As used in this Agreement or the instruments, certificates or other documents required hereunder, the term "knowledge" of an entity will mean knowledge actually possessed by any director or executive officer of such entity.

         9.8 Interpretation. The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." The table of contents, article and section headings contained in this Agreement are inserted for reference purposes only and will not affect the meaning or interpretation of this Agreement. This Agreement will be construed without regard to any presumption or other rule requiring the resolution of any ambiguity regarding the interpretation or construction hereof against the party causing this Agreement to be drafted.

         9.9 Publicity. Upon execution of this Agreement by Mergerco and the Company, the parties will jointly issue a press release, as agreed upon by them. The parties intend that all future statements or communications to the public or press regarding this Agreement or the Merger will be mutually agreed upon by them and neither party will, without such mutual agreement or the prior consent of the other, issue any statement or communication to the public or to the press regarding this Agreement, or any of the terms, conditions, or other matters with respect to this Agreement, except as required by law or the rules of any stock exchange or other listing organization that may be applicable and then only (a) upon the advice of such party's legal counsel; (b) to the extent required by law or the rules of any stock exchange or other listing organization that may be applicable; and (c) following prior notice to the other party and an opportunity for the other party to discuss with the disclosing party (which notice will include a copy of the proposed statement or communication to be issued to the press or public). The foregoing will not restrict Mergerco's or the Company's communications with their respective employees or customers in the ordinary course of business.

         9.10 Entire Agreement. This Agreement, including the exhibits and schedules hereto and the Company Disclosure Schedule referred to herein, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersede all prior agreements and the understandings between the parties with respect to such subject matter. No discussions regarding or exchange of drafts or comments in connection with the transactions contemplated herein will constitute an agreement among the parties hereto. Any agreement among the parties will exist only when the parties have fully executed and delivered this Agreement.

         9.11 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economics or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         9.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party will be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

         9.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                       BOYD BROS. TRANSPORTATION INC.

                                       /s/ Gail B. Cooper
                                       -----------------------------------------
                                           Gail B. Cooper
                                           President and Chief Executive Officer

                                        BBT ACQUISITION CORPORATION


                                        /s/ Gail B. Cooper
                                        ----------------------------------------
                                            Gail B. Cooper
                                            President

                                                                       EXHIBIT A
                                                             To Merger Agreement

                             AFFILIATED STOCKHOLDERS

Stockholders                                          Shares
------------                                          ------
Dempsey Boyd                                          753,216

Frances S. Boyd                                       384,000

Gail B. Cooper                                        407,400

Ginger B. Tibbs                                       389,900

                                    EXHIBIT C

                                POWER OF ATTORNEY


                  Know all men by these presents, that the undersigned hereby constitutes and appoints Gail B. Cooper, his or her true and lawful attorney-in-fact:

                           To execute for and on behalf of the undersigned Forms
3, 4 and 5, Schedule 13D and Schedule 13G and amendments thereto in accordance with Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

                           (1) To do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13 D or Schedule 13G and the timely filing of such form or schedule with the United States Securities and Exchange Commission and any other authority; and

                           (2) To take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

                  The undersigned hereby grants to such attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or their substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d) and 16 of the Securities Exchange Act of 1934.

                  IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of January, 2004.

                                                      /S/ DEMPSEY BOYD
                                             -----------------------------------
                                                        Dempsey Boyd

                                    EXHIBIT D

                                POWER OF ATTORNEY


                  Know all men by these presents, that the undersigned hereby constitutes and appoints Gail B. Cooper, his or her true and lawful attorney-in-fact:

                           To execute for and on behalf of the undersigned Forms
3, 4 and 5, Schedule 13D and Schedule 13G and amendments thereto in accordance with Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

                           (1) To do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Form 3, 4 or 5 or Schedule 13 D or Schedule 13G and the timely filing of such form or schedule with the United States Securities and Exchange Commission and any other authority; and

                           (2) To take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

                  The undersigned hereby grants to such attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or their substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d) and 16 of the Securities Exchange Act of 1934.

                  IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of January, 2004.

                                                     /S/ FRANCES S. BOYD
                                             -----------------------------------
                                                       Frances S. Boyd